Freeport-McMoRan Inc.	Douglas N. Currault II
333 North Central Ave.	Deputy General Counsel
Phoenix, AZ 85004	and Corporate Secretary
	Telephone:	602-366-8093
	Facsimile:	602-453-2871
douglas_currault@fmi.com

May 20, 2016

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Via EDGAR and Federal Express

Re:	Freeport-McMoRan Oil & Gas Inc. Registration Statement on Form S-1 Registration No. 333-205170

Ladies and Gentlemen:

Pursuant to Rule 477 (“Rule 477”) promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Freeport-McMoRan Oil & Gas Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of the Company’s Registration Statement on Form S-1, File Number 333-205170, together with all exhibits thereto (collectively, and as amended, the “Registration Statement”). The Registration Statement was initially filed with the Commission on June 23, 2015.

At this time the Company has determined not to proceed with the initial public offering contemplated by the Registration Statement. The Registration Statement has not been declared effective by the Commission and the Company hereby confirms that no securities were sold in connection with the offering described in the Registration Statement. Therefore, withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477. The Company also advises the Commission pursuant to paragraph (c) of Rule 477 that it may undertake a subsequent private offering in reliance on Rule 155(c) under the Securities Act.

Accordingly, we respectfully request that the Commission issue an order granting the withdrawal of the Registration Statement (the “Order”) effective as of the date hereof or at the earliest practicable date hereafter. In addition, the Company requests that its confidential treatment application made pursuant to Rule 406 under the Securities Act also be withdrawn at this time and respectfully requests that the Commission destroy such request, any related materials and any initial confidential submissions of the Registration Statement. Please email or fax a copy of the Order to the undersigned with a copy to the Company’s legal counsel, Monique A. Cenac of Jones Walker LLP, at mcenac@joneswalker.com or (225) 248-3334.

The Company acknowledges that no refund will be made for fees paid to the Commission in connection with the filing of the Registration Statement. However, the Company requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use should the Company proceed with the filing of a subsequent registration statement meeting the requirements of Rule 457(p) under the Securities Act.

U.S. Securities and Exchange Commission

May 20, 2016

If you have any questions regarding this application, please contact the undersigned at (602) 366-8093 or Monique A. Cenac of Jones Walker LLP at (602) 366-7604. Thank you for your attention to this matter.

Sincerely,

Freeport-McMoRan Oil & Gas Inc.

By:	/s/ Douglas N. Currault II
Douglas N. Currault II
Vice President & Secretary

cc:	Monique A. Cenac (Jones Walker LLP)